UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
KALVISTA PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))
Skyline Merger Sub, Inc.
(Offeror)
A Wholly Owned Subsidiary of
CHIESI FARMACEUTICI S.P.A.
(Parent of Offeror)
Common Stock par value $0.001 per share
(Title of Class of Securities)
483497103
(CUSIP Number of Class of Securities)
Michael R. Gordon
Executive Vice President and Group General Counsel
Chiesi Farmaceutici S.p.A.
Via Palermo 26/A
43122 Parma, Italy
+39 0521 2791
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With copies to:

Zachary Blume
Ropes & Gray LLP
800 Boylston Street, Prudential Tower
Boston, MA 02199
Telephone: (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	Third-party tender offer subject to Rule 14d-1.
	☐	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Skyline Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Parent”). This Schedule TO relates to the offer by Purchaser to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of KalVista Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for $27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2026 (together with any amendments, supplements or modifications thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments, supplements or modifications thereto, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.
The Agreement and Plan of Merger, dated April 29, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser, the Company, and KalVista Pharmaceuticals Limited, a private limited company organized under the laws of England and Wales (“KalVista UK”), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.
Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
Item 1.	Summary Term Sheet.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.	Subject Company Information.
(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is KalVista Pharmaceuticals, Inc., a Delaware corporation. The Company’s principal executive offices are located at 200 Crossing Boulevard, Framingham, Massachusetts 01702. The Company’s telephone number is 857-999-0075.
(b) This Schedule TO relates to the outstanding Shares. The Company has advised Purchaser and Parent that, as of the close of business on May 6, 2026 (the “Capitalization Date”), there were (i) 53,240,888 Shares issued and outstanding and no Shares held by the Company as treasury Shares; (ii) 5,000,000 Shares authorized as preferred stock, of which no Shares are outstanding; (iii) 4,789,390 Shares issuable upon the exercise of outstanding options to purchase Shares; (iv) 3,686,552 Shares issuable upon the vesting or settlement or outstanding restricted stock units; (v) 46,104 Shares subject to outstanding purchase rights under the Company’s 2017 Employee Stock Purchase Plan (assuming a purchase price equal to the fair market value of a Share on the first day of the current offering period); (vi) 1,630,000 Shares issuable upon the exercise of any outstanding warrants issued by the Company; and (vii) 8,551,960 Shares reserved for future issuance upon conversion of the convertible senior notes issued under the Convertible Senior Notes Indenture.
(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.
Item 3.	Identity and Background of the Filing Person.
(a) - (c)This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 8 (entitled “Certain Information Concerning Parent, Purchaser and Valline”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.
(a)(1)(i) - (viii), (xii), (a)(2)(i) - (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	the “Summary Term Sheet”
•	the “Introduction”
•	Section 1 — “Terms of the Offer”
•	Section 2 — “Acceptance for Payment and Payment for Shares”
•	Section 3 — “Procedures for Accepting the Offer and Tendering Shares”
•	Section 4 — “Withdrawal Rights”
•	Section 5 — “Material U.S. Federal Income Tax Considerations”
•	Section 11 — “The Merger Agreement; Other Agreements”
•	Section 12 — “Purpose of the Offer; Plans for the Company”
•	Section 13 — “Certain Effects of the Offer”
•	Section 15 — “Conditions of the Offer”
•	Section 16 — “Certain Legal Matters; Regulatory Approvals”
•	Section 17 — “Appraisal Rights”
•	Section 19 — “Miscellaneous”
(a)(1)(ix) — (xi), (a)(2)(v) — (vi) Not applicable.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	the “Summary Term Sheet”
•	the “Introduction”
•	Section 8 — “Certain Information Concerning Parent, Purchaser and Valline”
•	Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”
•	Section 11 — “The Merger Agreement; Other Agreements”
•	Section 12 — “Purpose of the Offer; Plans for the Company”
•	Schedule I
Item 6.	Purposes of the Transaction and Plans or Proposals.
(a), (c)(1) - (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	the “Summary Term Sheet”
•	the “Introduction”
•	Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”
•	Section 11 — “The Merger Agreement; Other Agreements”
•	Section 12 — “Purpose of the Offer; Plans for the Company”
•	Section 13 — “Certain Effects of the Offer”
•	Schedule I

Item 7.	Source and Amount of Funds or Other Consideration.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	the “Summary Term Sheet”
•	Section 9 — “Source and Amount of Funds”
(b), (d) Not applicable.
Item 8.	Interest in Securities of the Subject Company.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	the “Summary Term Sheet”
•	Section 8 — “Certain Information Concerning Parent, Purchaser and Valline”
•	Section 11 — “The Merger Agreement; Other Agreements”
•	Section 12 — “Purpose of the Offer; Plans for the Company”
•	Schedule I
(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	Section 8 — “Certain Information Concerning Parent, Purchaser and Valline”
•	Schedule I
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	the “Summary Term Sheet”
•	Section 3 — “Procedures for Accepting the Offer and Tendering Shares”
•	Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”
•	Section 18 — “Fees and Expenses”
Item 10.	Financial Statements.
Not applicable.
Item 11.	Additional Information.
(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	Section 8 — “Certain Information Concerning Parent, Purchaser and Valline”
•	Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company”
•	Section 11 — “The Merger Agreement; Other Agreements”
•	Section 12 — “Purpose of the Offer; Plans for the Company”
(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	Section 12 — “Purpose of the Offer; Plans for the Company”
•	Section 15 — “Conditions of the Offer”

•	Section 16 — “Certain Legal Matters; Regulatory Approvals”
(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	Section 15 — “Conditions of the Offer”
•	Section 16 — “Certain Legal Matters; Regulatory Approvals”
(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	Section 13 — “Certain Effects of the Offer”
(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	Section 16 — “Certain Legal Matters; Regulatory Approvals”
(c)	The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Description
(a)(1)(A)	Offer to Purchase, dated May 13, 2026.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery, dated May 13, 2026.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement, published in the New York Times on May 13, 2026.*
(a)(5)(A)	Joint Press Release issued by Parent and the Company on April 29, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on May 5, 2026).
(a)(5)(B)	LinkedIn Post made by Parent on April 29, 2026 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent on May 5, 2026).
(a)(5)(C)	LinkedIn Carousel Post made by Parent on April 29, 2026 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Parent on May 5, 2026).
(a)(5)(D)	LinkedIn Post made by Giacomo Chiesi on April 29, 2026 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Parent on May 5, 2026).
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated April 29, 2026, by and among Parent, Purchaser, the Company and KalVista UK (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on April 29, 2026 (File No. 001-36830)).

(d)(2)	Mutual Confidentiality Agreement, dated January 23, 2026, by and between Parent and the Company.*
(d)(3)	First Amendment to Mutual Confidentiality Agreement, dated February 27, 2026, by and between Parent and the Company.*
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*	Filed herewith.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Skyline Merger Sub, Inc.
Date: May 13, 2026
	By:	/s/ John Hess
Name: John Hess
Title: President and Secretary

Chiesi Farmaceutici S.p.A.

	By:	/s/ Giacomo Chiesi
Name: Giacomo Chiesi
Title: Director